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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *



                              WINSTON HOTELS, INC.
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    97563A102
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))
                                Page 1 of 5 Pages


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CUSIP No. 97563A102                    13G                     Page 2 of 5 Pages
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--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert W. Winston, III

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                          (a) [ ]
                                                          (b) [ ]
--------------------------------------------------------------------------------

3)  SEC USE ONLY


--------------------------------------------------------------------------------
4)  CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

--------------------------------------------------------------------------------
                           5)  SOLE VOTING POWER
NUMBER OF                                                                356,193
  SHARES                   -----------------------------------------------------
BENEFICIALLY               6)  SHARED VOTING POWER
 OWNED BY                                                              1,019,524
   EACH                    -----------------------------------------------------
 REPORTING                 7)  SOLE DISPOSITIVE POWER
   PERSON                                                                356,193
    WITH                   -----------------------------------------------------
                           8)  SHARED DISPOSITIVE POWER
                                                                       1,019,524

--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                       1,375,717

--------------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)

                                                                             [ ]
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                            7.8%

--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON (See Instructions)

                                                                              IN
--------------------------------------------------------------------------------



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CUSIP No. 97563A102                    13G                     Page 3 of 5 Pages
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Item 1.

         (a) Name of Issuer

                  Winston Hotels, Inc.

         (b) Address of Issuer's Principal Executive Offices

                  2209 Century Drive, Suite 300
                  Raleigh, North Carolina  27612

Item 2.

         (a) Name of Person Filing

                  Robert W. Winston, III

         (b) Address of Principal Business Office or, if none, Residence

                  2209 Century Drive, Suite 300
                  Raleigh, North Carolina  27612

         (c) Citizenship:

                  United States of America

         (d) Title of Class of Securities

                  Common Stock, par value $0.01 per share

         (e) CUSIP Number

                  97563A102

Item 3.

         If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e) [ ] An investment adviser in accordance with ss.
                 240.13d-1(b)(1)(ii)(E);

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);


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CUSIP No. 97563A102                    13G                     Page 4 of 5 Pages
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         (h) [ ] A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act (12 U.S.C. 1813);

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to ss. 240.13d-1(c), check this box [X].

Item 4.  Ownership

         (a)  Amount Beneficially Owned:                               1,375,717


         (b)  Percent of Class:                                             7.8%


         (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote:              356,193

            (ii)  shared power to vote or to direct the vote:       1,019,524(1)

            (iii) sole power to dispose or to direct the disposition of: 356,193

            (iv)  shared power to dispose or to direct the
                  disposition of:                                   1,019,524(1)


------------------
                  (1)  See Item 6 below.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Mr. Winston may be deemed to be the beneficial owner of a total of 1,019,524 partnership units in WINN Limited Partnership, of which Winston Hotels, Inc. is the general partner and owner of a majority of the limited partnership interests, which are redeemable for Winston Hotels, Inc. Common Stock on a one-to-one ratio (the "Partnership Units") held by corporations in which Mr. Winston has an ownership interest. The corporations, their Partnership Unit ownership and Mr. Winston's ownership interest in such corporations are as follows: (i) 297,500 Partnership Units held by Hotel 1, Inc., a corporation owned 37% by Mr. Winston and 63% by Mr. Winston's wife and minor children;
         (ii) 606,413 Partnership Units held by Cary Suites, Inc., a corporation owned 30% by Mr. Winston, 23.33% by Mr. Winston's wife and 46.66% by Mr. Winston's parents; (iii) 69,960 Partnership Units held by RWW, Inc., a corporation owned 33.33% by Mr. Winston and 66.66% by Mr. Winston's parents; and (iv) 45,651 Partnership Units held by Hotel 2, Inc., a corporation owned 60% by Mr. Winston, 20% by Mr. Winston's minor children and 20% by Mr. Winston's sister. Mr. Winston's father is Charles M. Winston. Mr. Winston disclaims beneficial ownership of the Partnership Units held by each of the corporations identified in this Item except to the extent of his direct ownership interest in such corporations.


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CUSIP No. 97563A102                    13G                     Page 5 of 5 Pages
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 1999

                                          Signature: /s/ Robert W. Winston, III
                                                    ---------------------------
                                                         Robert W. Winston, III